Exhibit 99.1

GOLD RESERVE INC.

March 31, 2023

Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

1

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in U.S. dollars)

			March 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$10,666,252	$15,380,489
Term deposits (Note 4)			30,760,871	27,499,188
Marketable equity securities (Note 5)			133,985	98,053
Income tax receivable (Note 10)			8,091,104	8,091,104
Prepaid expense and other			130,800	458,939
Total current assets			49,783,012	51,527,773
Property, plant and equipment, net (Note 6)			1,400,003	1,416,152
Total assets			$51,183,015	$52,943,925
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$512,420	$647,283
Severance accrual (Note 9)			–	531,981
Contingent value rights (Note 2)			172,077	172,077
Total current liabilities			684,497	1,351,341

Total liabilities			684,497	1,351,341

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,679,682	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2023…99,547,710	2022…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,561,301	23,561,301
Accumulated deficit			(296,367,837)	(295,273,771)
Total shareholders' equity			50,498,518	51,592,584
Total liabilities and shareholders' equity			$51,183,015	$52,943,925

Contingencies (Notes 2 and 9)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars)

		Three Months Ended
		March 31,
		2023	2022
INCOME (LOSS)
Interest income	$$	457,330	$12,098
Gain on marketable equity securities (Note 5)		35,932	20,799
Foreign currency gain (loss)		(5,305)	10,479
Total Other Income		487,957	43,376
EXPENSES
Corporate general and administrative (Notes 2 and 9)		1,053,080	902,058
Siembra Minera Project and related costs (Note 7)		–	223,237
Exploration costs		10,434	8,189
Legal and accounting		293,970	398,606
Settlement Agreement enforcement (Note 2)		183,931	18,177
Equipment holding costs		40,608	38,496
Total Expense		1,582,023	1,588,763

Net loss and comprehensive loss for the period	$$	(1,094,066)	$(1,545,387)

Net loss per share, basic and diluted		$(0.01)	$(0.02)
Weighted average common shares outstanding, basic and diluted		99,547,710	99,547,710

The accompanying notes are an integral part of the interim consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in U.S. dollars)

For the Three Months Ended March 31, 2023 and 2022
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (295,273,771)
Net loss for the period	–	–	–	–	(1,094,066)
Stock option compensation (Note 9)	–	–	–	–	–
Balance, March 31, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (296,367,837)

Balance, December 31, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,402,083	$ (286,677,255)
Net loss for the period	–	–	–	–	(1,545,387)
Stock option compensation (Note 9)	–	–	–	3,930	–
Balance, March 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,406,013	$ (288,222,642)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss for the period	$(1,094,066)	$(1,545,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	–	3,930
Depreciation	16,149	26,716
Gain on marketable equity securities	(35,932)	(20,799)
Amortized interest on term deposits	(384,378)	–
Changes in non-cash working capital:
Decrease in severance accrual	(531,981)	–
Net decrease in prepaid expense and other	328,139	291,989
Net increase (decrease) in payables and accrued expenses	(134,863)	148,404
Net cash used in operating activities	(1,836,932)	(1,095,147)
Cash Flows from Investing Activities:
Purchase of term deposits	(13,077,305)	–
Proceeds from maturity of term deposits	10,200,000	–
Net cash used in investing activities	(2,877,305)	–
Cash Flows from Financing Activities:
Net cash used in financing activities	–	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(4,714,237)	(1,095,147)
Cash and cash equivalents - beginning of period	15,380,489	49,117,630
Cash and cash equivalents - end of period	$10,666,252	$48,022,483

The accompanying notes are an integral part of the interim consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities have included: the advancement of the Siembra Minera project (the "Siembra Minera Project") (including the related social and humanitarian efforts) and corporate and legal activities associated with the collection of the unpaid balance of the Award and the Resolution (as defined herein) of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, along with planned activities if there is a successful appeal or other outcome of such Resolution.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement (defined below) as well as the Resolution which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and/or pursuing remedies with respect to the Resolution. Even if we are successful in appealing the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera (as defined herein) and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

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Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, originally acquired for the Brisas Project, that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

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Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $989 million (including interest of approximately $211 million) as of March 31, 2023. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of March 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

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As previously disclosed, a dispute existed between us and the holder of the majority of the CVRs. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of March 31, 2023.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of March 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

Cash and Cash Equivalents

	March 31,	December 31,
	2023	2022
Bank deposits	$715,058	$1,123,095
Short term investments	9,951,194	14,257,394
Total	$10,666,252	$15,380,489

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds, certificates of deposit and U.S. treasury bills which mature in three months or less.

Note 4. Term Deposits:

	March 31,	December 31,
	2023	2022
U.S. Treasury Bills	$28,231,080	$27,499,188
Certificates of deposit	2,529,791	–
	$30,760,871	$27,499,188

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of between 3 and 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms and bank certificates of deposit. In 2023, the Company recorded non-cash interest income of $384,378 related to the amortization of discount on U.S. treasury bills and accrued interest on bank certificates of deposit.

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Note 5. Marketable Securities:

	March 31,	December 31,
Schedule of Marketable Securities Value	2023	2022
Equity securities
Fair value and carrying value at beginning of period	$98,053	$105,218
Increase (decrease) in fair value	35,932	(7,165)
Fair value and carrying value at balance sheet date	$133,985	$98,053

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
March 31, 2023
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(365,986)	57,827
Transportation equipment	326,788	(303,770)	23,018
Leasehold improvements	29,390	(28,982)	408
Mineral property	350,000	–	350,000
	$2,098,741	$(698,738)	$1,400,003

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

Machinery and equipment consists of a semi-autogenous grinding (SAG) mill shell and minor infrastructure equipment originally intended for use on the Brisas Project. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. No impairment write-downs of property, plant and equipment were recorded during the three months ended March 31, 2023. During the fourth quarter of 2022, the Company recorded impairment write-downs of $0.6 million.

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Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. In the first quarter of 2023, the Company incurred approximately $0.2 million of certain Venezuelan related costs which, previous to March 31, 2022, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, these costs were recorded in general and administrative expense.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the 2022 plan year were approximately $140,000. As of March 31, 2023, no contributions by the Company had been made for the 2023 plan year.

.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of March 31, 2023, there were 2,361,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the three months ended March 31, 2023 and 2022 are as follows:

	2023		2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,578,393	$ 2.03	7,218,393	$ 2.08
	0	0	0	0
Options outstanding - end of period	7,578,393	$ 2.03	7,218,393	$ 2.08

Options exercisable - end of period	7,578,393	$ 2.03	7,173,391	$ 2.08

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The following table relates to stock options at March 31, 2023:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	360,000	$1.07	$ 67,550	9.59	360,000	$1.07	$ 67,550	9.59
$1.60 - $1.60	2,983,750	$1.60	0	8.51	2,983,750	$1.60	0	8.51
$1.61 - $1.93	435,000	$1.77	0	6.53	435,000	$1.77	0	6.53
$2.39 - $2.39	3,369,643	$2.39	0	3.88	3,369,643	$2.39	0	3.88
$3.15 - $3.26	430,000	$3.21	0	1.71	430,000	$3.21	0	1.71
$0.99 - $3.26	7,578,393	$2.03	$ 67,550	6.00	7,578,393	$2.03	$ 67,550	6.00

The Company recorded non-cash compensation during the three months ended March 31, 2023 and 2022 of $0 and $3,930, respectively upon the vesting of stock options granted in prior periods.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of March 31, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Milestone bonuses

The Company implemented an incentive bonus plan in the fourth quarter of 2021 which involves senior management whose cash compensation was reduced as part of a three-year cost reduction program. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of March 31, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2022, the Company had an accrued liability for severance payments of approximately $0.5 million which was paid during the first quarter of 2023.

Note 10. Income Tax:

Income tax benefit for the three months ended March 31, 2023 and 2022 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2023		2022
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 273,517	25	$ 386,347	25
Decrease due to:
Different tax rates on foreign subsidiaries	(43,330)	(4)	(63,621)	(4)
Non-deductible expenses	(110)	-	(1,256)	-
Change in valuation allowance and other	(230,077)	(21)	(321,470)	(21)
	$ 0	0	$ 0	0

12

No current income tax was recorded by the Company during the three months ended March 31, 2023 and 2022. The Company recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allowed companies to carryback losses incurred in 2018, 2019 and 2020. The Company recorded an income tax benefit in prior years to reflect the carryback of U.S. taxable losses incurred in 2020 and 2019 to offset taxable income in 2018.

The Company has an income tax receivable of $8.1 million related to the carryback of losses as noted above and prior year overpayments resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the 2017 write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project. During the second quarter of 2022, the Company received a tax refund of $0.6 million related to the carryback of losses incurred in 2020 as noted above. The 2017 tax filing of the Company’s U.S. subsidiary is under examination by the Internal Revenue Service. Additionally, Canada Revenue Agency is examining the Company’s 2018 and 2019 international transactions. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of March 31, 2023 and December 31, 2022 were as follows:

	March 31,	December 31,
	2023	2022
Deferred income tax assets
Net operating loss carry forwards	$39,542,640	$39,298,070
Property, Plant and Equipment	2,129,380	2,129,038
Other	1,670,947	1,672,940
Total deferred income tax asset	43,342,967	43,100,048
Valuation allowance	(43,326,316)	(43,090,943)
Deferred income tax assets net of valuation allowance	$16,651	$9,105

Deferred income tax liabilities
Other	(16,651)	(9,105)
Net deferred income tax asset	$-	$-

At March 31, 2023, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,932,223	2026
		3,585,953	2027
		13,668,020	2028
		12,953,284	2029
		16,003,062	2030
		17,919,724	2031
		5,199,272	2032
		7,558,671	2033
		8,757,866	2034
		12,501,208	2035
		14,862,621	2036
		11,208,455	2037
		1,072,618	2038
		2,795,550	2039
		4,155,465	2040
		15,042,299	2041
		3,960,052	2042
		838,094	2043
	4,947,767		-
	$4,947,767	$ 154,014,437